Mail Stop 04-07								April 12,
2005

Via U.S. Mail and Fax (510-870-3019)

William M. Scharninghausen
Chief Financial Officer
Vialta, Inc.
48461 Fremont Boulevard
Fremont, California 94538
Re:	Vialta, Inc.
	Form 10-K for the year ended December 31, 2004
      Filed March 31, 2005

	File No. 0-32809


Dear Mr. Scharninghausen:


      We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




Form 10-K for the year ending December 31, 2004

Note 5 - Content Licenses, page 38

We refer to your disclosure with regard to the outstanding $5M of a
$10M note that has been fully reserved due to uncertainties regarding its collection. In addition, we note your discussion on page 12 with respect to the $10M license fee to Artisan Entertainment that included a $5M note that matures in April 2005. In this regard, we need the following clarification.

1. It appears from the context of your discussion on page 12 that you may have a note payable to Artisan Entertainment. Describe to us the nature of the transaction that gave rise to the note.

2. Tell us the conditions or factors that contributed to your decision to fully reserve the note in 2002. In addition, tell us why you believe considering the fact that you have been able to receive interest payments that collectibility of the note is still uncertain.


Note 6 - Inventories and Product Costs, page 39

With regard to your disclosure that prior to September 30, 2002 you fully reserved for all of your inventory costs as a result of not having experience selling `Beamer` and significant uncertainty regarding your ability to recover the costs we have the following comments.

3. In light of the nationwide launch of Beamer and subsequent shipments of the product, tell us of your basis for concluding that the inventory needed to be fully reserved.

4. Tell us the reasons that factor in your decision to restore the recovery of previously written off inventory.

5. Explain the reason behind the additional reserve taken in December
31, 2003. Clarify if the reserve is for previously restored inventory write off or for the purchase of new inventory.

6. Since it appears that you do not manufacture your products as disclosed on page 6, explain why you have a reserve allocated to raw material for $1.6M as of December 31, 2004.










*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Please file your response letter on EDGAR.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Al Rodriguez, Staff Accountant, at (202)
824-
5497 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 942-1876 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 942-1990 with any other questions.

							Sincerely,



							Larry Spirgel
							Assistant Director
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William M. Scharninghausen
Vialta, Inc.
April 12, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE